C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
August 8, 2018
The quarterly earnings news release for Manulife Financial Corporation ("Manulife" or the "Company") should be read in conjunction with the Company's Second Quarter 2018 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2018, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which are available on our website at http://www.manulife.com/reports.
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP measures, see "Performance and Non-GAAP Measures" below and in the Second Quarter 2018 MD&A and 2017 MD&A for details.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).

Manulife reports 2Q18 net income of $1.3 billion, and core earnings of $1.4 billion with double-digit growth across all operating segments
TORONTO – Manulife today announced net income attributed to shareholders of $1,262 million for the second quarter of 2018 ("2Q18"), diluted earnings per common share of $0.61 and return on common shareholders' equity ("ROE") of 12.3%, compared with $1,255 million, $0.61 and 12.4%, respectively, for the second quarter of 2017 ("2Q17"). The increase in net income attributed to shareholders primarily reflects growth in core earnings and improvement in the direct impact of markets, mostly offset by lower investment-related experience gains outside of core earnings and a restructuring charge. For 2Q18, Manulife generated core earnings of $1,431 million, diluted core earnings per common share of $0.70 and core return on common shareholders' equity ("core ROE") of 14.0%, compared with $1,174 million, $0.57 and 11.5%, respectively, for 2Q17.1
Year-to-date 2018 net income attributed to shareholders was $2,634 million, diluted earnings per common share were $1.28 and ROE was 13.2% compared with $2,605 million, $1.27 and 13.0%, respectively, for the same period of 2017. Year-to-date 2018 core earnings were $2,734 million, diluted core earnings per common share were $1.33 and core ROE was 13.7% compared with $2,275 million, $1.11 and 11.3%, respectively, for the same period of 2017.
"We delivered strong earnings in the second quarter, with double-digit core earnings growth across all our operating segments and solid net income, as we continued to execute on our five priorities and the bold ambition we set out at our recent Investor Day," said President & Chief Executive Officer Roy Gori.
"During the quarter we made additional progress improving the capital efficiency of our legacy businesses and freed up $400 million in capital," added Mr. Gori. "We also expanded our distribution reach in Asia by signing a new exclusive bancassurance agreement in Cambodia, and in Canada we became the first life insurer to underwrite using artificial intelligence, which improves efficiency and shortens customer response times."
Phil Witherington, Chief Financial Officer, said, "We remain focused on managing costs across the organization and generated a three percentage point improvement in our efficiency ratio year-over-year. In 2Q18, we also made a number of strategic decisions which will enable $300 million of annual pre-tax run rate savings to be achieved by the end of 2019, and resulted in a pre-tax restructuring charge of $250 million in the quarter."

[1]	Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures.

August 8, 2018 – Press Release Reporting Second Quarter Results

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,262 million in 2Q18, an increase compared with $1,255 million in 2Q17
The increase in net income attributed to shareholders primarily reflects growth in core earnings and an improvement in the direct impact of markets, mostly offset by lower investment-related experience gains outside of core earnings and a restructuring charge. Each of these items is discussed below.
Achieved core earnings of $1,431 million in 2Q18, an increase of $257 million or 25% compared with 2Q17
We delivered double-digit core earnings growth in each of our operating segments. The growth was driven by improved policyholder experience, greater expense efficiency, lower U.S. tax rates, a benefit in Canada related to the release of provisions for uncertain tax positions for a prior year and business growth. These items were partially offset by lower core investment gains1 ($104 million in 2Q18 compared with $154 million in 2Q17). Core earnings in 2Q18 included policyholder experience gains of $11 million post-tax ($19 million pre-tax) compared with charges of $58 million post-tax ($86 million pre-tax) in 2Q17.2
Generated ROE of 12.3% in 2Q18, in line with 12.4% in 2Q17, and core ROE of 14.0% compared with 11.5% in 2Q17
 The increase in core ROE compared with 2Q17 largely reflected the higher core earnings as noted above.
Generated investment-related experience gains of $122 million in 2Q18 compared with gains of $292 million in 2Q17
The $122 million of investment-related experience gains reported in 2Q18 primarily reflects the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. In accordance with our definition of core earnings, we included $104 million of investment-related experience gains in core earnings in 2Q18 and $154 million of gains in core earnings in 2Q17. (See "Performance and Non-GAAP Measures" in our Second Quarter 2018 Report to Shareholders).
Reported gains related to the direct impact of markets of $45 million in 2Q18 compared with charges of $37 million in 2Q17
The 2Q18 gains were driven by increasing corporate spreads in the U.S., partially offset by losses on the sale of available-for-sale ("AFS") bonds.
Delivered an expense efficiency ratio1 of 51.2% in 2Q18, compared with 54.2% in 2Q17
Growth of general expenses included in core earnings was limited to 4%, while pre-tax core earnings grew 18%, resulting in a 3.0 percentage point improvement in our expense efficiency ratio.
Recorded a restructuring charge of $200 million in 2Q18
We recorded a $200 million post-tax restructuring charge ($250 million pre-tax) in 2Q18 related to actions that are expected to result in annual run-rate savings of $300 million pre-tax when fully implemented, with the vast majority of the run-rate savings to be achieved by the end of 2019.3 The charge primarily related to the voluntary exit program in our Canadian operation transformation program and to our North American voluntary early retirement program as well as costs to optimize our real estate footprint in the U.S. and Canada.
Estimate a third quarter of 2018 ("3Q18") post-tax charge of up to $100 million for the annual review of actuarial methods and assumptions
In 3Q18, we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge of up to $100 million in 3Q18.3 Assumptions being reviewed this year include lapse assumptions for U.S. life insurance, certain mortality assumptions for U.S. and Canadian insurance and annuity businesses, certain investment assumptions, and policyholder behaviour assumptions for U.S. variable annuities.

[1]	Core investment gains and expense efficiency ratio are non-GAAP measures.
[2]	Effective the first quarter of 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[3]	See "Caution regarding forward-looking statements" below.

August 8, 2018 – Press Release Reporting Second Quarter Results

Insurance Growth
Reported annualized premium equivalent ("APE") sales1 of $1.2 billion in 2Q18, a decrease of 22% compared with 2Q17
In Asia, APE sales increased 2% from 2Q17 as double-digit growth in Hong Kong and Asia Other2 was mostly offset by competitive pressures in Japan. In Canada, APE sales declined 62% from 2Q17 primarily reflecting a prior year large-case group insurance sale. In the U.S., APE sales decreased by 20% from 2Q17 due to lower international sales following price increases in the third quarter of 2017 ("3Q17") to improve margins.
Achieved new business value ("NBV")1 of $411 million in 2Q18, an increase of 24% compared with 2Q17
The increase in NBV was driven by improvements in Asia and Canada. In Asia, NBV increased 27% from 2Q17 to $334 million due to an improvement in business mix, management actions to increase margins and higher interest rates in key markets. Canada NBV increased 25% from 2Q17 primarily due to price increases in 3Q17 to improve margins.
Wealth and Asset Management ("WAM") Growth
Reported gross flows1 of $29.1 billion in 2Q18, a decrease of 2% or $1.2 billion compared with 2Q17
The decline was driven by lower gross flows in Asia due to lower mutual fund sales in mainland China, partially offset by higher gross flows in Canada, supported by successful marketing campaigns in retail. In the U.S., higher retirement gross flows and the successful launch of the John Hancock Infrastructure Fund were offset by lower retail gross flows.

Reported net flows1 of $0.1 billion in 2Q18 compared with $5.9 billion in 2Q17
The decline in net flows was driven by the termination of three large-case plans in our U.S. retirement business and, to a lesser extent, lower gross flows.

Achieved WAM assets under management and administration ("AUMA")1 of $640 billion as at June 30, 2018, an increase of 1% compared with December 31, 2017
WAM AUMA increased 1% compared with December 31, 2017 driven by positive year-to-date net flows of $10.1 billion, and increased 9% compared with June 30, 2017 due to favourable investment performance and positive net flows.
Total Company Growth
Delivered total AUMA of $1.1 trillion as at June 30, 2018, an increase of 1% compared with December 31, 2017
AUMA increased 1% compared with December 31, 2017 driven by continued customer net inflows and increased 6% compared with June 30, 2017 due to favourable investment returns and continued customer net inflows.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 132% for The Manufacturers Life Insurance Company ("MLI") as at June 30, 2018 compared with 129% as at March 31, 2018
As at June 30, 2018, the LICAT ratio for MLI was 132%. The three percentage point increase in the ratio compared with March 31, 2018 was due to a variety of factors including organic capital growth from earnings, a net capital issuance, and a decrease in required capital, primarily due to the reduction of alternative long-duration assets in our portfolio asset mix, among other initiatives.
Reported a financial leverage ratio for Manulife of 29.4% as at June 30, 2018 compared with 29.7% as at March 31, 2018
Financial leverage decreased from the prior quarter as growth in retained earnings more than offset a net debt issuance.

[1]	APE sales, NBV, gross flows, net flows and AUMA are non-GAAP measures.
[2]	Asia Other excludes Japan and Hong Kong.

August 8, 2018 – Press Release Reporting Second Quarter Results

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, the Company introduced the Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders.
	Quarterly Results			YTD Results
($ millions)	2Q18	1Q18	2Q17	2018	2017
Core earnings
Asia	$406	$427	$350	$833	$707
Canada	403	290	278	693	533
U.S.	456	432	359	888	800
Global Wealth and Asset Management	239	227	214	466	402
Corporate and Other (excluding core investment gains)	(177)	(169)	(181)	(346)	(367)
Core investment gains	104	96	154	200	200
Total core earnings	$1,431	$1,303	1,174	$2,734	$2,275
Items excluded from core earnings: Investment-related experience outside of core earnings	18	-	138	18	138
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	45	50	(37)	95	230
Restructuring charge	(200)	-	-	(200)	-
Other	(32)	19	(20)	(13)	(38)
Net income (loss) attributed to shareholders	$1,262	$1,372	$1,255	$2,634	$2,605
Asia
Business highlights
Asia delivered a 19% increase in core earnings in 2Q18. Our continued focus on value generation resulted in NBV of US$258 million, representing a growth rate of 27% compared with 2Q17, and a new business value margin ("NBV margin")1 of 38.6%, compared with 30.6% in 2Q17. APE sales in 2Q18 grew 2% compared with 2Q17.
In respect of our strategic priorities, in 2Q18, we:
•	Signed a 15-year exclusive bancassurance deal with Sathapana bank in Cambodia;
•	Continued our roll-out of the net promoter system, now achieving implementation in 9 markets;
•	Enhanced our electronic point-of-sale in Japan; and
•	Launched an end-to-end paperless solution through our exclusive bancassurance arrangement with Bank Danamon in Indonesia.

[1]	NBV margin is a non-GAAP measure.

August 8, 2018 – Press Release Reporting Second Quarter Results

Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$280 million in 2Q18 compared with US$377 million in 2Q17 and core earnings were US$315 million in 2Q18 compared with US$260 million in 2Q17. Items excluded from core earnings were a net charge of US$35 million in 2Q18 compared with a net gain of US$117 million in 2Q17.
Core earnings in 2Q18 increased 19% compared with 2Q17. The increase in core earnings was driven by Hong Kong and Asia Other, due to a combination of the favourable impact of new business, in-force business growth and scale benefits. This was partially offset by lower core earnings in Japan due to less favourable claims experience and a decline in new business volumes.
The US$152 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of equity markets in 2Q18 compared with a net gain in 2Q17.
Year-to-date net income attributed to shareholders was US$635 million in 2018 compared with US$789 million in the same period of 2017. Year-to-date core earnings of US$653 million increased 20% compared with the same period of 2017. The increase reflects similar factors as noted above. Items excluded from year-to-date core earnings were a net charge of US$18 million in 2018 and a net gain of US$259 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Sales and new business value
APE sales in 2Q18 were US$711 million, an increase of 2% compared with 2Q17 as growth in Hong Kong and Asia Other was mostly offset by lower sales volumes in Japan. NBV in 2Q18 reached US$258 million, a 27% increase compared with 2Q17, reflecting strong growth across most of our markets. Year-to-date APE sales of US$1.5 billion in 2018 were in line with the same period of 2017, as growth in Hong Kong and Asia Other was offset by lower sales volumes in Japan. Year-to-date NBV in 2018 was US$515 million, a 13% increase compared with the same period of 2017, reflecting growth in Hong Kong and Asia Other.
•
Japan APE sales in 2Q18 were US$232 million, a decrease of 23% compared with 2Q17 due to continued increased competition in the corporate market segment. Despite lower sales, Japan NBV in 2Q18 of US$79 million increased 9% compared with 2Q17 due to higher margins from improved product mix and management actions. Japan NBV margin was 34.2%, an increase of 9.9 percentage points compared with 2Q17.

•
Hong Kong APE sales in 2Q18 were US$142 million, a 14% increase compared with 2Q17 reflecting growth across agency, bancassurance and broker channels. Hong Kong NBV in 2Q18 of US$89 million increased 40% compared with 2Q17, due to higher sales, scale benefits and higher product margins. Hong Kong NBV margin was 62.9%, an increase of 11.9 percentage points compared with 2Q17, reflecting the impact of management actions since the second half of 2017.

•
Asia Other APE sales in 2Q18 were US$337 million, a 23% increase compared with 2Q17 driven by strong growth in both bancassurance and agency channels. NBV in 2Q18 of US$90 million increased 35% compared with 2Q17 due to higher sales, scale benefits and favourable product mix. Asia Other NBV margin was 30.5%, an increase of 2.8 percentage points compared with 2Q17 reflecting product actions to improve margins and scale benefits.

Canada
Business highlights
In 2Q18, we launched our new participating whole life insurance product, and are confident we will gain market share as whole life products account for over half of the Canadian industry's individual life insurance new business. We continued to invest in modernizing our business, and became the first Canadian life insurer to underwrite using artificial intelligence, which improves efficiency and shortens our response time to customers. During the quarter we also announced initiatives to digitize and consolidate a number of our back-office functions, optimize our head office real-estate footprint, and focus on personalizing customer experience for key life moments.
Earnings
Net income attributed to shareholders was $510 million in 2Q18 compared with $23 million in 2Q17 and core earnings were $403 million in 2Q18 compared with $278 million in 2Q17. Items excluded from core earnings were a net gain of $107 million in 2Q18 compared with a net charge of $255 million in 2Q17.

Core earnings increased $125 million or 45% compared with 2Q17 reflecting favourable policyholder experience of $46 million in our group insurance business versus unfavourable experience in 2Q17, the release of provisions for uncertain tax positions for a prior year of $48 million, and higher new business margins in individual insurance due to pricing actions taken in late 2017.

August 8, 2018 – Press Release Reporting Second Quarter Results

The 2Q18 net gain in items excluded from core earnings was primarily related to $83 million of favourable investment-related experience gains. In 2Q17, the above-noted net charge was primarily related to the direct impact of markets.
Year-to-date net income attributed to shareholders was $969 million in 2018 compared with $151 million in the same period of 2017 and year-to-date core earnings were $693 million in 2018 compared with $533 million in the same period of 2017. The increase in year-to-date core earnings of $160 million was driven by similar factors as noted above. Items excluded from year-to-date core earnings were a net gain of $276 million in 2018 and a net charge of $382 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Sales
APE sales of $198 million in 2Q18 decreased by $326 million compared with 2Q17 due to the non-recurrence of a large-case group insurance sale in the prior year. Year-to-date APE sales in 2018 were $488 million, $411 million lower than in the same period of 2017. The large-case group insurance sale also impacted the year-to-date variance in sales.
•	Individual insurance APE sales in 2Q18 of $63 million decreased $4 million or 6% compared with 2Q17 largely due to the impact of pricing actions in 2017 to improve profitability.
•	Group insurance APE sales in 2Q18 of $82 million decreased $309 million or 79% compared with 2Q17, due to the non-recurrence of one large-case sale in the prior year.
•
Annuities APE sales in 2Q18 of $53 million decreased $13 million or 20% compared with 2Q17 due to actions to de-emphasize higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products which in 2Q18 accounted for 73% of Annuity APE sales.

Manulife Bank average net lending assets were $21.0 billion as at June 30, 2018, up $0.7 billion or 3% from December 31, 2017.
U.S.
Business highlights
In the U.S., we further enhanced our behavioural insurance offering by launching the HealthyMind initiative, a component of our Vitality offering, which rewards customers for meditation and sleep activities. We also made continued progress towards optimizing our portfolio by launching the multi-year IT outsourcing initiative we announced in May, and announcing the sale of Signator Investors, our wholly-owned broker-dealer. The John Hancock Vitality feature garnered US$20 million in sales, representing the highest sales quarter since inception.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 2Q18 net income attributed to shareholders was US$488 million compared with US$507 million in 2Q17, core earnings were US$353 million in 2Q18 compared with US$267 million in 2Q17, and items excluded from core earnings were a net gain of US$135 million in 2Q18 compared with a net gain of US$240 million in 2Q17.
The US$86 million increase in core earnings included US$43 million related to lower U.S. tax rates, lower charges related to policyholder experience and lower amortization of deferred acquisition costs on our legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Policyholder experience in our long-term care business was neutral in 2Q18.
The net gains in items excluded from core earnings were US$105 million less favourable in 2Q18 compared with 2Q17 primarily due to investment-related experience losses in 2Q18 compared with gains in 2Q17, partially offset by higher gains from the direct impact of markets in 2Q18 compared with 2Q17.
Year-to-date net income attributed to shareholders was US$913 million in 2018 compared with US$1,031 million in the same period of 2017 and year-to-date core earnings were US$694 million in 2018 compared with US$600 million in the same period of 2017. The increase in year-to-date core earnings of US$94 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to a historical annuity reinsurance item, and lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018. Items excluded from year-to-date core earnings were a net gain of US$219 million in 2018 and a net gain of US$431 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

August 8, 2018 – Press Release Reporting Second Quarter Results

Sales
APE sales in 2Q18 of US$99 million decreased 20% compared with 2Q17, primarily due to lower 2Q18 international sales, which continue to be impacted by increased competitive pressures, while 2Q17 sales were unusually high in advance of price increases. Domestic sales declined only 2% as record quarterly sales of products with the John Hancock Vitality feature benefited multiple products in 2Q18. Year-to-date sales in 2018 of US$189 million decreased 20% compared with the same period of 2017 primarily due to lower international sales and variable universal life sales.
Global Wealth and Asset Management
Business highlights
In 2Q18, we delivered solid growth in core earnings across all regions. We successfully launched an Infrastructure Fund in the U.S. with approximately US$2 billion in funding commitments, which provides third-party investors access to direct private equity investments and co-investments in the U.S. infrastructure sector. In addition, our U.S. Real Estate Investment Trust in Singapore acquired two U.S. commercial office buildings in June, which spurred additional flows in the quarter.
Global WAM AUMA of $640 billion as at June 30, 2018 increased 1% compared with December 31, 2017 driven by positive year-to-date net flows of $10.1 billion, and increased 9% compared with June 30, 2017 due to favourable investment performance and positive net flows. Global WAM also manages $187 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $827 billion as at June 30, 2018.
Earnings
Net income attributed to shareholders was $233 million in 2Q18 compared with $201 million in 2Q17 and core earnings were $239 million in 2Q18 compared with $214 million in 2Q17. Items excluded from core earnings, related to integration costs in our Canadian businesses, were a net charge of $6 million in 2Q18 compared with a net charge of $13 million in 2Q17.
Core earnings in 2Q18 increased 15% compared with 2Q17 driven by higher fee income on higher average asset levels and $16 million from lower U.S. tax rates, partially offset by higher expenses from the non-recurrence of a favourable expense adjustment of $22 million ($14 million post-tax) in 2Q17 related to the timing of compensation expenses.
Core EBITDA1 was $370 million in 2Q18, an increase of 1% compared with 2Q17 driven by higher fee income partially offset by higher expenses as noted above.

Year-to-date net income attributed to shareholders was $456 million in 2018 compared with $376 million in the same period of 2017. Year-to-date core earnings of $466 million increased 20% compared with the same period of 2017. The increase reflects higher fee income on higher average asset levels and lower U.S. tax rates, partially offset by higher expenses including the favourable adjustment in 2Q17 noted above. Items excluded from year-to-date core earnings were a net charge of $10 million in 2018 and a net charge of $26 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Year-to-date Core EBITDA was $730 million in 2018, an increase of 5% compared with the same period of 2017. The increase was driven by higher fee income on higher average asset levels partially offset by higher expenses as noted above.
Gross Flows and Net Flows
As noted above, gross flows were $29.1 billion in 2Q18, a decrease of 2% compared with 2Q17 and net flows were $0.1 billion in 2Q18, a decrease of $5.8 billion compared with 2Q17. Year-to-date gross flows in 2018 of $65.6 billion were 7% higher than in the same period of 2017 and year-to-date net flows of $10.1 billion in 2018 were in line with the same period of 2017. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 2Q18 were $5.8 billion, a decrease of 13% compared with 2Q17, driven by lower mutual fund sales in mainland China and several large-case retirement plan sales in 2Q17 in Indonesia, partially offset by higher institutional asset management gross flows, notably into the U.S. Real Estate Investment Trust in Singapore. Year-to-date gross flows of $13.2 billion in 2018 were 9% higher than the same period in 2017.

•
Net flows in 2Q18 were $1.6 billion, compared with net flows of $1.5 billion in 2Q17, driven by lower redemptions in retail and institutional asset management, partially offset by lower gross flows as mentioned above. Year-to-date net flows of $3.6 billion in 2018 were $1.1 billion higher than the same period in 2017.

[1]	Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") is a non-GAAP measure.

August 8, 2018 – Press Release Reporting Second Quarter Results

WAM Canada:
•
Gross flows in Canada in 2Q18 were $5.5 billion, an increase of 12% compared with 2Q17, driven by sales of several equity and fixed income funds and supported by successful marketing campaigns in retail, and new plan sales and recurring deposits in retirement. This was partially offset by the funding of a $0.8 billion fixed income mandate in institutional asset management in 2Q17. Year-to-date gross flows in 2018 of $13.5 billion were $2.6 billion or 24% higher than the same period of 2017.

•
Net flows of $0.7 billion in 2Q18 were in line with 2Q17, as higher gross flows as mentioned above were offset by higher redemptions in retail. Year-to-date net flows of $4.2 billion in 2018 were $2.1 billion higher than the same period of 2017.

WAM U.S.:
•
Gross flows in the U.S. in 2Q18 were $17.8 billion, a decrease of 1% compared with 2Q17, driven by lower institutional model allocations as well as lower sales of fixed income funds in retail, partially offset by the successful launch of the John Hancock Infrastructure Fund in institutional asset management and growth in retirement gross flows. Year-to-date gross flows in 2018 of $38.8 billion were 2% higher than the same period in 2017.

~~•~~
Net flows in 2Q18 were negative $2.2 billion, compared with positive net flows of $3.7 billion in 2Q17, driven by the redemption of three large-case retirement plans, and lower gross flows in retail as mentioned above. Year-to-date net flows in 2018 of $2.3 billion were $3.6 billion lower than the same period of 2017.

Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $474 million in 2Q18 compared with a net loss attributed to shareholders of $159 million in 2Q17. The core loss was $73 million in 2Q18 compared with a core loss of $27 million in 2Q17 and the items excluded from core loss amounted to a net charge of $401 million in 2Q18 compared with a net charge of $132 million in 2Q17.
The $46 million increase in core loss was primarily due to $50 million of lower core investment gains ($104 million gain in 2Q18 and $154 million gain in 2Q17) and an unfavourable impact of lower U.S. tax rates of $15 million, partially offset by higher net investment-related income.
The items excluded from core loss amounted to a net charge of $401 million in 2Q18, which includes a $104 million reclassification to core investment gains, the $200 million restructuring charge, $85 million related to net realized losses on AFS bonds, and other charges related to the direct impact of markets.
On a year-to-date basis, the net loss attributed to shareholders was $770 million in 2018 compared with a net loss attributed to shareholders of $350 million in the same period of 2017. The year-to-date core loss was $146 million in 2018 compared with $167 million in the same period of 2017. The favourable variance in the year-to-date core loss of $21 million was attributable to higher net investment-related income partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $624 million in 2018 compared with a net charge of $183 million in the same period of 2017. Of the $441 million unfavourable variance in items excluded from core loss, $200 million related to the restructuring charge. The remaining difference was primarily driven by higher net realized losses on AFS bonds and a net charge from the direct impact of markets.
CORPORATE ITEMS
The Company also announced today that the Board of Directors approved a quarterly dividend in the amount of 22 cents per Manulife common share, payable on and after September 19, 2018 to shareholders of record at the close of business on August 21, 2018. Participants in the Company's dividend reinvestment and share purchase plans in Canada and the U.S. will receive common shares purchased on the open market at a price based on the average actual cost to purchase the shares with no discount.
Awards & Recognition
Manulife leaders, Christine Helsdon Tekker, Managing Director and Head of Canadian Credit, and Bernard Letendre, Head of Wealth and Asset Management, Canada and President and CEO of Manulife Investments, were recognized as two of 2018's Champions of Change at the Women in Capital Markets (WCM) Watershed Gala. The Champions of Change consist of diversity leaders who push the boundaries for the advancement of women in Canadian capital markets.
John Hancock won multiple Stevies at the 2018 American Business Awards, including a Grand Stevie. John Hancock also won two People's Choice Awards, four Gold awards and four Bronze awards. The Company won across various categories such as Customer Service Team of the Year, Support Team of the Year and Customer Service Department of the Year.

August 8, 2018 – Press Release Reporting Second Quarter Results

Manulife won a Gold award in the Insurance Company category and a Gold in the Provident Fund category in the annual Reader's Digest Trusted Brand Awards 2018 in Hong Kong. This year, approximately 8,000 consumers were asked to rate brands based on six qualitative criteria.
Manulife received the award for Best Life Insurance Brand in Vietnam in 2018 by Global Brands Magazine (United Kingdom) for its exceptional commitment to innovation, quality of customer service, branding activities and business performance in the country.
Notes
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 8:00 a.m. ET on August 9, 2018. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 9, 2018 through August 23, 2018 by calling 905-694-9451 or 1-800-408-3053 (passcode: 8900332#).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on August 9, 2018. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Second Quarter 2018 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Veloso (416) 852-8982 robert_veloso@manulife.com

August 8, 2018 – Press Release Reporting Second Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	2Q18	1Q18	2Q17	2018	2017
Net income attributed to shareholders	$1,262	$1,372	$1,255	$2,634	$2,605
Preferred share dividends	(44)	(39)	(39)	(83)	(80)
Common shareholders' net income	$1,218	$1,333	$1,216	$2,551	$2,525
Core earnings(1)	$1,431	$1,303	$1,174	$2,734	$2,275
Basic earnings per common share ($)	$0.61	$0.67	$0.62	$1.29	$1.28
Diluted earnings per common share ($)	$0.61	$0.67	$0.61	$1.28	$1.27
Diluted core earnings per common share ($)(1)	$0.70	$0.64	$0.57	$1.33	$1.11
Return on common shareholders' equity ("ROE")	12.3%	14.1%	12.4%	13.2%	13.0%
Core ROE(1)	14.0%	13.4%	11.5%	13.7%	11.3%
Sales(1) Annualized premium equivalent sales	$1,245	$1,387	$1,612	$2,632	$3,157
Wealth and asset management gross flows	$29,102	$36,466	$30,343	$65,568	$62,702
Wealth and asset management net flows	$92	$9,977	$5,854	$10,069	$10,457
New business value(1)	$411	$384	$338	$795	$724
Premiums and deposits(1) Insurance	$11,718	$11,603	$10,784	$23,321	$21,489
Wealth and asset management	$29,102	$36,466	$30,343	$65,568	$62,702
Corporate and Other	$24	$23	$22	$47	$43
Assets under management and administration ($ billions)(1)	$1,118	$1,098	$1,041	$1,118	$1,041
Capital ($ billions)(1)	$54.3	$52.5	$52.0	$54.3	$52.0
MLI's LICAT ratio	132%	129%	-	132%	-
MLI's MCCSR ratio	-	-	230%	-	230%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (core EBITDA); core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, premiums and deposits, new business value, new business value margin, core EBITDA, assets under management and assets under management and administration); expense efficiency ratio; premiums and deposits; assets under management; assets under management and administration; capital; new business value; new business value margin; embedded value; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our Second Quarter 2018 MD&A and 2017 MD&A.

August 8, 2018 – Press Release Reporting Second Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders. All values are shown based on the Company's new reporting segments. Please see Section B1 "Second quarter earnings analysis " in the Second Quarter 2018 MD&A for details on these and other reporting changes.
Total Company
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Total core earnings (loss)	$1,431	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287	$996
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	18	-	18	11	138	-	-	280
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	45	50	(68)	47	(37)	267	(1,202)	414
Change in actuarial methods and assumptions	-	-	(33)	(2)	-	-	(10)	(455)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(1,032)	-	-	-	-	-
Charge related to U.S. Tax Reform	-	-	(1,777)	-	-	-	-	-
Restructuring charge	(200)	-	-	-	-	-	-	-
Other	(32)	19	81	(36)	(20)	(18)	(12)	(118)
Net income (loss) attributed to shareholders	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	(26)	$(187)	$130	$126	$55	$222	$(213)	$96
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	175	313	(155)	(22)	(73)	50	(847)	218
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(104)	(76)	40	(57)	(19)	(5)	(142)	255
Risk reduction items	-	-	(83)	-	-	-	-	(155)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$45	$50	$(68)	$47	$(37)	$267	$(1,202)	$414
Asia
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Asia core earnings (loss)	$406	$427	$372	$374	$350	$357	$341	$342
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	46	48	62	48	62	69	74	62
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(86)	(27)	(140)	(62)	96	119	(15)	107
Change in actuarial methods and assumptions	-	-	5	161	-	-	(38)	(92)
Other	(3)	-	(39)	-	-	-	(10)	-
Net income (loss) attributed to shareholders	$363	$448	$260	$521	$508	$545	$352	$419

August 8, 2018 – Press Release Reporting Second Quarter Results

Canada
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Canada core earnings (loss)	$403	$290	$273	$403	$278	$255	$308	$312
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	83	145	76	(125)	(12)	(38)	17	35
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	13	(60)	(21)	115	(238)	(83)	(266)	59
Change in actuarial methods and assumptions	-	-	(7)	43	-	-	68	(56)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(343)	-	-	-	-	-
Other	11	84	(7)	(4)	(5)	(6)	(11)	(8)
Net income (loss) attributed to shareholders	$510	$459	$(29)	$432	$23	$128	$116	$342
U.S.
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
U.S. core earnings (loss)	$456	$432	$463	$346	$359	$441	$387	$312
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(59)	(101)	(33)	181	164	30	97	192
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	267	268	75	50	159	222	(623)	72
Change in actuarial methods and assumptions	-	-	(31)	(214)	-	-	(39)	(309)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(689)	-	-	-	-	-
Charge related to U.S. Tax Reform	-	-	(2,822)	-	-	-	-	-
Other	(34)	(61)	139	(41)	-	-	(18)	(97)
Net income (loss) attributed to shareholders	$630	$538	$(2,898)	$322	$682	$693	$(196)	$170
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Global WAM core earnings (loss)	$239	$227	$198	$216	$214	$188	$186	$168
Items to reconcile core earnings to net income attributed to shareholders:
Impact related to U.S. Tax Reform	-	-	308	-	-	-	-	-
Other	(6)	(4)	(10)	(10)	(13)	(13)	(14)	(12)
Net income (loss) attributed to shareholders	$233	$223	$496	$206	$201	$175	$172	$156
August 8, 2018 – Press Release Reporting Second Quarter Results

Corporate and Other
	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Corporate and Other core income (loss) (excluding core investment gains) (1)	$(177)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)	$(155)
Core investment gains (loss)	104	96	100	100	154	46	180	17
Total core earnings (loss)	(73)	(73)	(101)	(254)	(27)	(140)	65	(138)
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders:
Investment-related experience outside of core earnings	(52)	(92)	(87)	(92)	(79)	(61)	(187)	(10)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(149)	(131)	17	(56)	(53)	9	(298)	175
Changes in actuarial methods and assumptions	-	-	-	8	-	-	-	1
Impact related to U.S. Tax Reform	-	-	737	-	-	-	-	-
Restructuring charge	(200)	-	-	-	-	-	-	-
Other	-	-	(1)	18	-	1	39	-
Net income (loss) attributed to shareholders(1)	$(474)	$(296)	$565	$(376)	$(159)	$(191)	$(381)	$28
(1) The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.

August 8, 2018 – Press Release Reporting Second Quarter Results

Caution regarding forward-looking statements
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the expected annual run-rate savings resulting from Manulife's announced expense initiatives and the estimated impact of the annual review of actuarial methods and assumptions.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 8, 2018 – Press Release Reporting Second Quarter Results